SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-35464

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

This Form 6-K is being furnished by ReWalk Robotics Ltd. (“ReWalk”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited interim consolidated financial statements of ReWalk as of, and for the six month period ended, June 30, 2015; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the six month period ended, June 30, 2015.

THE GAAP INFORMATION CONTAINED IN EXHIBIT 99.1 AND EXHIBIT 99.2 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO REWALK`S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-199688), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

Date: October 1, 2015	By:	/s/ Larry Jasinski
Name: Larry Jasinski
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited interim consolidated financial statements of ReWalk as of, and for the six month period ended, June 30, 2015.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the six month period ended, June 30, 2015.